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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

BMP Sunstone Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
077255107
(CUSIP Number)
David Gao
Chief Executive Officer
BMP Sunstone Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, Pennsylvania 19462
(610) 940-1675
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	077255107

1	NAMES OF REPORTING PERSONS Abacus Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

NA

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Abacus Investments Limited is organized under the laws of Bermuda.

	7	SOLE VOTING POWER

NUMBER OF		0 Shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 Shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares of Common Stock Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(Page 2 of 4 Pages)

Item 1. Security and Issuer
This Amendment No. 5 (“Amendment No. 5”) relates to the Schedule 13D filed by Abacus Investments Limited (“Abacus”) with the Securities and Exchange Commission (the “Commission”) on November 22, 2006, as amended by Amendment No. 1, filed on December 22, 2006, Amendment No. 2, filed on November 20, 2007, Amendment No. 3, filed on December 11, 2007 and Amendment No. 4, filed on January 27, 2009 (as so amended, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of BMP Sunstone Corporation, a Delaware corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is no longer applicable, and the information set forth thereunder is amended to that effect.
Item 4. Purposes of Transactions
Item 4 is no longer applicable, and the information set forth thereunder is amended to that effect.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
(a) As described in Item 5(e) below, Abacus is no longer the beneficial owner of any of the Common Stock.
(b) Abacus has no power to vote, or direct the voting of Common Stock, nor does Abacus have any power to dispose of, or direct the disposition of, Common Stock.
(c) See Item 5(e) below.
(d) See Item 5(e) below.
(e) As of the date hereof, Abacus is no longer the beneficial owner of any of the Company’s issued and outstanding shares of Common Stock. As reported on Amendment No. 4 to the Schedule 13D, Abacus’ board of directors and shareholders approved a plan of complete liquidation for Abacus. As part of the plan of complete liquidation, on February 18, 2009, all the Common Stock held by Abacus was distributed to shareholders of Abacus on a pro-rata basis. Upon the completion of this distribution, Abacus ceased to be a beneficial owner of the Common Stock.
Item 6. Interest in Securities of the Issuer
Item 6 is no longer applicable, and the information set forth thereunder is amended to that effect.
[The remainder of this page is intentionally left blank.]
(Page 3 of 4 Pages)

SIGNATURE
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 20, 2008

ABACUS INVESTMENTS LIMITED
By:	/s/ Nicholas Hoskins
	Name:	Nicholas Hoskins
	Title:	Liquidator

(Page 4 of 4 Pages)